Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Unisys Savings Plan:

We consent to the incorporation by reference in registration statements (Nos. 333-155733 and 333-156569) on Form S-8 of Unisys Corporation of our report dated June 29, 2009, with respect to the statement of assets available for benefits of the Unisys Savings Plan as of December 31, 2008, the related statement of changes in assets available for benefits for the year then ended, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Unisys Savings Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 29, 2009